FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 30, 2013

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

2000, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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EXHIBIT LIST

The documents listed below are filed as exhibits to this report on Form 6-K.  Exhibit 99.1 hereto is hereby incorporated by reference as an exhibit to Talisman Energy Inc.’s registration statement on Form F-10 (File No. 333-180401).

Exhibit                                Title

99.1	AGREEMENT OF RESIGNATION, APPOINTMENT AND ACCEPTANCE RE INDENTURE DATED AS OF JANUARY 27, 2006.

99.2	AGREEMENT OF RESIGNATION, APPOINTMENT AND ACCEPTANCE RE INDENTURE DATED AS OF MAY 12, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

        TALISMAN ENERGY INC.
                        [Registrant]

Date:   August 30, 2013                                                                By:   /s/ “Leslie A. Lawson”
          Leslie A. Lawson
         Assistant Corporate Secretary

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